Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q2 2016

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	5	$378	$199
Financial assets	5	1,565	439
Accounts receivable and other	5	443	322
Inventory		16	13
Assets classified as held for sale	3	317	580

Current assets		2,719	1,553
Property, plant and equipment	6	7,583	7,632
Intangible assets	7	4,452	3,296
Investment in associates and joint ventures	8	3,862	2,973
Other assets (non-current)		125	64
Investment properties		141	153
Goodwill	4	235	79
Financial assets (non-current)	5	1,245	1,913
Deferred income tax assets		81	72

Total assets		$20,443	$17,735

Liabilities and Partnership Capital Liabilities
Accounts payable and other	5	$625	$474
Non-recourse borrowings	5,9	67	302
Financial liabilities	5	109	159
Liabilities directly associated with assets classified as held for sale	3	122	275

Current liabilities		923	1,210
Corporate borrowings	5	2,238	1,380
Non-recourse borrowings (non-current)	5,9	6,643	5,550
Financial liabilities (non-current)	5	416	423
Other liabilities (non-current)		632	601
Deferred income tax liabilities		1,508	1,375
Preferred shares	5	20	20

Total liabilities		12,380	10,559

Partnership capital
Limited partners	12	3,961	3,838
General partner	12	25	23
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	12	1,568	1,518
Interest of others in operating subsidiaries		2,320	1,608
Preferred unitholders	12	189	189

Total partnership capital		8,063	7,176

Total liabilities and partnership capital		$20,443	$17,735

The accompanying notes are an integral part of these financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2016	2015	2016	2015
Revenues		$462	$466	$916	$932
Direct operating costs		(198)	(197)	(400)	(400)
General and administrative expenses		(40)	(35)	(77)	(69)
Depreciation and amortization expense	6,7	(108)	(101)	(208)	(196)

		116	133	231	267
Interest expense		(101)	(93)	(196)	(183)
Share of earnings from investments in associates and joint ventures	8	106	20	110	37
Mark-to-market on hedging items	5	32	(32)	40	58
Other income	5	7	1	62	9

Income before income tax		160	29	247	188
Income tax (expense) recovery
Current		(8)	(5)	(12)	(13)
Deferred		7	2	12	(1)

Net income		$159	$26	$247	$174

Attributable to:
Limited partners		$96	$1	$137	$85
General partner		20	17	40	32
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		40	—	57	33
Interest of others in operating subsidiaries		1	7	9	23
Preferred unitholders		2	1	4	1

Basic and diluted earnings per limited partner unit		$0.59	$0.01	$0.84	$0.55

The accompanying notes are an integral part of these financial statements.

Q2 2016 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month		For the six-month
		period ended June 30		period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2016	2015	2016	2015
Net income		$159	$26	$247	$174

Other comprehensive income (loss)(1):

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(12)	135	257	(364)
Cash flow hedges	5	(74)	12	—	5
Net investment hedges	5	120	(105)	19	(13)
Available-for-sale securities		3	9	29	2
Taxes on the above items		25	1	11	(5)
Equity accounted associates and joint ventures	8	12	(8)	(13)	—

Total other comprehensive income (loss)		74	44	303	(375)

Comprehensive income (loss)		$233	$70	$550	$(201)

Attributable to:
Limited partners		$159	$9	$303	$(119)
General partner		21	17	42	31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		65	4	125	(46)
Interest of others in operating subsidiaries		(14)	39	76	(68)
Preferred unitholders		2	1	4	1

1.

None of the other comprehensive income (loss) earned by the partnership during the three and six month periods ended June 30, 2016 and 2015 relates to items that will not be reclassified subsequently to profit or loss.

The accompanying notes are an integral part of these financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2016 US$ MILLIONS, UNAUDITED	Limited partners capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total partnership capital
Balance as at March 31, 2016	$3,719	$(611)	$126	$658	$3,892	$19	$—	$5	$24	$1,528	$(266)	$(19)	$297	$1,540	$1,746	$189	$7,391

Net income	—	96	—	—	96	—	20	—	20	—	40	—	—	40	1	2	159
Other comprehensive income (loss)	—	—	—	63	63	—	—	1	1	—	—	—	25	25	(15)	—	74

Comprehensive income (loss)	—	96	—	63	159	—	20	1	21	—	40	—	25	65	(14)	2	233
Unit issuance	8	—	—	—	8	—	—	—	—	—	—	—	—	—	—	—	8
Unit repurchases(2)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions(3)	—	(93)	—	—	(93)	—	(20)	—	(20)	—	(38)	—	—	(38)	—	(2)	(153)
Acquisition of interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	627	—	627
Disposition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Other items(5)	—	99	1	(99)	1	—	1	(1)	—	—	41	1	(41)	1	7	—	9

Balance as at June 30, 2016	$3,721	$(509)	$127	$622	$3,961	$19	$1	$5	$25	$1,528	$(223)	$(18)	$281	$1,568	$2,320	$189	$8,063

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.
3.	Refer to Note 13 Distributions.
4.	Refer to Note 4 Acquisition of Businesses.
5.	Refer to Note 3 Assets Classified as Held for Sale.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total partnership capital
Balance as at March 31, 2015	$3,201	$(395)	$77	$443	$3,326	$19	$(1)	$4	$22	$1,178	$(168)	$30	$200	$1,240	$1,353	$96	$6,037

Net income	—	1	—	—	1	—	17	—	17	—	—	—	—	—	7	1	26
Other comprehensive income	—	—	—	8	8	—	—	—	—	—	—	—	4	4	32	—	44

Comprehensive income	—	1	—	8	9	—	17	—	17	—	—	—	4	4	39	1	70
Unit issuance(2)	576	—	—	—	576	—	—	—	—	350	—	—	—	350	—	—	926
Partnership distributions(3)	—	(86)	—	—	(86)	—	(17)	—	(17)	—	(36)	—	—	(36)	—	(1)	(140)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	42	—	42
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Other Items(2)	—	5	39	(5)	39	—	—	—	—	—	(5)	(39)	5	(39)	—	—	—

Balance as at June 30, 2015	$3,777	$(475)	$116	$446	$3,864	$19	$(1)	$4	$22	$1,528	$(209)	$(9)	$209	$1,519	$1,410	$96	$6,911

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.
3.	Refer to Note 13 Distributions.

The accompanying notes are an integral part of these financial statements.

Q2 2016 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2016 US$ MILLIONS, UNAUDITED	Limited partners capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total partnership capital
Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

Net income	—	137	—	—	137	—	40	—	40	—	57	—	—	57	9	4	247
Other comprehensive income	—	—	—	166	166	—	—	2	2	—	—	—	68	68	67	—	303

Comprehensive income	—	137	—	166	303	—	40	2	42	—	57	—	68	125	76	4	550
Unit issuance	11	—	—	—	11	—	—	—	—	—	—	—	—	—	—	—	11
Unit repurchases(2)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions(3)	—	(186)	—	—	(186)	—	(40)	—	(40)	—	(76)	—	—	(76)	—	(4)	(306)
Acquisition of interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	691	—	691
Disposition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	—	(38)
Other items(5)	—	99	1	(99)	1	—	1	(1)	—	—	41	1	(41)	1	7	—	9
Balance as at June 30, 2016	$3,721	$(509)	$127	$622	$3,961	$19	$1	$5	$25	$1,528	$(223)	$(18)	$281	$1,568	$2,320	$189	$8,063

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.
3.	Refer to Note 13 Distributions.
4.	Refer to Note 4 Acquisition of Businesses.
5.	Refer to Note 3 Assets Classified as Held for Sale.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest – Redeemable Partnership Units held by Brookfield	Non-controlling Interest – in operating subsidiaries	Preferred Unitholders Capital	Total partnership capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	—	$6,322

Net income	—	85	—	—	85	—	32	—	32	—	33	—	—	33	23	1	174
Other comprehensive loss	—	—	—	(204)	(204)	—	—	(1)	(1)	—	—	—	(79)	(79)	(91)	—	(375)

Comprehensive income (loss)	—	85	—	(204)	(119)	—	32	(1)	31	—	33	—	(79)	(46)	(68)	1	(201)
Unit issuance	576	—	—	—	576	—	—	—	—	350	—	—	—	350	—	—	926
Partnership distributions(2)	—	(165)	—	—	(165)	—	(33)	—	(33)	—	(67)	—	—	(67)	—	(1)	(266)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71	—	71
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	(37)
Preferred units issued(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96	96
Other items(3)	—	5	39	(5)	39	—	—	—	—	—	(5)	(39)	5	(39)	—	—	—

Balance as at June 30, 2015	$3,777	$(475)	$116	$446	$3,864	$19	$(1)	$4	$22	$1,528	$(209)	$(9)	$209	$1,519	$1,410	$96	$6,911

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 13 Distributions.
3.	Refer to Note 12 Partnership Capital.

The accompanying notes are an integral part of these financial statements.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2016	2015	2016	2015
Operating activities
Net income		$159	$26	$247	$174
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	8	(103)	14	(90)	9
Depreciation and amortization expense	6,7	108	101	208	196
Mark-to-market on hedging items	5	(32)	32	(40)	(58)
Provisions and other items		16	16	8	65
Deferred tax (recovery) expense		(7)	(2)	(12)	1
Changes in non-cash working capital, net		18	(56)	—	(28)

Cash from operating activities		159	131	321	359

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(285)	—	(320)	(4)
Disposal of subsidiaries, net of cash disposed of	3	127	—	127	—
Acquisition of investments in associates	8	(502)	(63)	(504)	(550)
Purchase of long lived assets	6,7	(131)	(137)	(294)	(222)
Sale of long lived assets	6,7	2	1	2	2
Purchase of financial assets		—	(17)	(35)	(196)
Sale of financial assets		11	152	28	154
Net settlement of foreign exchange hedging items		(20)	(2)	30	197

Cash used by investing activities		(798)	(66)	(966)	(619)

Financing Activities
Distributions to general partner	13	(20)	(17)	(40)	(33)
Distributions to other unitholders	13	(133)	(123)	(266)	(233)
Subsidiary distributions to non-controlling interest		(22)	(24)	(38)	(37)
Capital provided by non-controlling interest	4	293	42	357	71
Capital provided to non-controlling interest		(18)	—	(18)	—
Proceeds from corporate borrowings		—	—	—	360
Proceeds from corporate credit facility		926	61	1,415	417
Repayment of corporate credit facility		(280)	(433)	(617)	(662)
Proceeds from subsidiary borrowings	9	527	11	595	34
Repayment of subsidiary borrowings	9	(507)	(58)	(540)	(168)
Repayment of other financing activities		—	—	(38)	(38)
Preferred units issued	12	—	—	—	96
Partnership units issued	12	8	926	11	926
Partnership units repurchased	12	(6)	—	(6)	—

Cash from financing activities		768	385	815	733

Cash and cash equivalents
Change during the period		129	450	170	473
Impact of foreign exchange on cash		1	(1)	9	(10)
Balance, beginning of period		248	203	199	189

Balance, end of period		$378	$652	$378	$652

The accompanying notes are an integral part of these financial statements.

Q2 2016 INTERIM REPORT    7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (“the partnership”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN,” respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3 and Series 5 are listed on the Toronto Stock Exchange under the symbols “BIP A” “BIP B” and “BIP C,” respectively. The partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.

In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2015, other than the recently adopted amendments described below. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2015 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on August 12, 2016.

b) Recently adopted accounting standard amendments

Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these amendments on the partnership’s accounting policies and disclosures are as follows:

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but to all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure’s interim condensed and consolidated financial statements.

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases (“IFRS 16”)

The IASB has published a new standard, IFRS 16. The new standard brings most leases on balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

3. ASSETS CLASSIFIED AS HELD FOR SALE

a) Ontario electricity transmission operation

In January 2016, Brookfield Infrastructure executed definitive agreements to sell its 100% interest in its Ontario electricity transmission operation to a third party for proceeds of approximately $285 million. Completion of the transaction is expected to occur in the second half of 2016, subject to customary closing conditions. The Ontario electricity transmission operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and has since been classified as held for sale.

b) European energy distribution operation

In May 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European energy distribution operation to a third party for net proceeds of $127 million. As the property, plant and equipment of the European energy distribution operation are revalued to fair market value in accordance with IAS 16, Property, Plant & Equipment, the net proceeds received approximated the carrying value of the business and therefore no gain or loss on disposition was recorded. As a result of the disposition accumulated revaluation surplus of $141 million post-tax was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The European energy distribution operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and has since been classified as held for sale up to the date of disposition.

Q2 2016 INTERIM REPORT    9

The following table presents the assets and liabilities that are classified as held for sale as of June 30, 2016 and December 31, 2015:

US$ MILLIONS	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$3	$8
Accounts receivable and other(1)	23	41
Property, plant and equipment	291	531

Assets classified as held for sale	$317	$580

Liabilities
Accounts payable and other	$7	$29
Non-recourse borrowings	115	203
Financial liabilities	—	20
Deferred income tax liability	—	23

Liabilities directly associated with assets classified as held for sale	$122	$275

1.

Includes $20 million of property which was not sold in conjunction with the disposition of our European energy distribution operation. A sale process is in progress with a plan to sell these properties in the next 12 months.

4. ACQUISITION OF BUSINESSES

a) Acquisition of Peruvian toll road business

On June 28, 2016, Brookfield Infrastructure expanded its toll road business to Peru as it acquired an effective 18% interest in Rutas de Lima S.A.C (“Rutas”), through a Brookfield-sponsored Infrastructure fund, for total consideration of $140 million, comprised of $130 million cash (consortium total of $400 million funded through the partnership) and an amount payable of $10 million (consortium total of $30 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 28, 2016. Acquisition costs of less than $1 million were recorded as Other expenses within the interim condensed and consolidated Statement of Operating Results in the second quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$130
Consideration payable(1)	10

Total consideration	$140

Fair value of assets and liabilities acquired as of June 28, 2016 (provisional)(2)

US$ MILLIONS
Cash and cash equivalents(3)	$115
Accounts receivable and other	121
Property, plant and equipment	6
Intangible assets(4)	973
Goodwill	139
Deferred income tax and other liabilities	(160)
Non-recourse borrowings	(441)

Net assets acquired before non-controlling interest	753
Non-controlling interest(5)	(613)

Net assets acquired	$140

1.

The purchase price is payable in a series of four payments, one on the date of acquisition as well as three equal payments made 18 months, 27 months and 36 months subsequent to this date and consequently an amount payable of $10 million is recorded as a financial liability within the consolidated statements of financial position at June 30, 2016.

2.

The fair values of all acquired assets and liabilities for this operation have been determined on a provisional basis, pending finalization of the determination of the fair values of the acquired net assets.

3.	Includes $114 million of restricted cash primarily related to toll road construction obligations.
4.

Includes a 30 year Peruvian toll road service concession agreement with 27 years remaining in its term. The agreement obligates Rutas to maintain the toll roads to an acceptable standard in exchange for the ability to charge regulated tariffs to the users of the toll road.

5.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Upon acquisition of the Peruvian toll road business by Brookfield Infrastructure, a deferred tax liability of $139 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were significantly lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $139 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

During the three and six month periods ended June 30, 2016 the Peruvian toll road business contributed revenues and net income of less than $1 million.

b) Acquisition of Indian toll road business

On March 1, 2016, Brookfield Infrastructure expanded its toll road platform to India as it acquired a 40% interest in a toll road business from Gammon Infrastructure Projects Limited (“GIPL”) for consideration of $42 million through a Brookfield-sponsored Infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 1, 2016. Acquisition costs of $2 million were recorded as Other expenses within the interim condensed and consolidated Statement of Operating Results in the first quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as of March 1, 2016 (provisional)(1)

US$ MILLIONS
Accounts receivable and other(2)	$41
Property, plant, and equipment	6
Financial assets	180
Intangible assets	120
Deferred income tax assets	14
Accounts payable and other	(50)
Non-recourse borrowings	(205)

Net assets acquired before non-controlling interest	106
Non-controlling interest(3)	(64)

Net assets acquired	$42

1.

The fair values of all acquired assets and liabilities for this operation have been determined on a provisional basis, pending finalization of the determination of the fair values of the acquired net assets.

2.	Includes $22 million of restricted cash primarily relating to debt servicing requirements.
3.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date which is equal to the consideration paid by the non-controlling interest.

Upon acquisition of the Indian toll road business by Brookfield Infrastructure, a deferred tax asset of $14 million was recorded. Deferred tax assets arose from deductible temporary differences and are recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and that they are expected to reverse in the foreseeable future.

Q2 2016 INTERIM REPORT    11

c) Acquisition of Chilean toll road business

On July 8, 2015, Brookfield Infrastructure acquired an additional 26% interest in Tunel San Cristobal (“TSC”), a Chilean toll road, through a Brookfield sponsored partnership for proceeds of $14 million, bringing Brookfield Infrastructure’s total ownership interest to 51%. Concurrent with the acquisition of the additional interest, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. At the date of the acquisition, Brookfield Infrastructure recognized $156 million of total assets, of which $137 million related to intangible assets, and $100 million of total liabilities. Acquisition costs of $1 million were expensed at the acquisition date and recorded as Other expenses on the Consolidated Statements of Operating Results. A gain of $14 million resulting from the re-measurement of the partnership’s pre-existing 25% interest to fair value was included in Other income on the Consolidated Statement of Operating Results on the date of acquisition. Non-controlling interest of $28 million was recorded, representing the interest not acquired by Brookfield Infrastructure and was measured at fair value on the acquisition date.

d) Supplemental information

Had the acquisition of the Indian and Peruvian toll road businesses been effective January 1, 2016, the revenue and net income of Brookfield Infrastructure would have been $1,009 million and $260 million, respectively, for the six month period ended June 30, 2016.

In determining the pro-forma revenue and net income attributable to the partnership, management has:

•

Calculated depreciation of property, plant and equipment and intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;

•	Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2016:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$378	$378
Accounts receivable and other	—	—	443	443
Financial assets (current and non-current)(1)	919	—	512	1,431
Marketable securities(2)	—	1,379	—	1,379

Total	$919	$1,379	$1,333	$3,631

Financial liabilities
Corporate borrowings	$—	$—	$2,238	$2,238
Non-recourse borrowings (current and non-current)	—	—	6,710	6,710
Accounts payable and other	—	—	625	625
Preferred shares(3)	—	—	20	20
Financial liabilities (current and non-current)(1)	525	—	—	525

Total	$525	$—	$9,593	$10,118

1.	Derivative instruments which are elected for hedge accounting totaling $760 million are included in financial assets and $222 million of derivative instruments are included in financial liabilities.
2.

On March 14, 2016 Brookfield Infrastructure, alongside institutional partners and a Brookfield sponsored infrastructure fund, and Qube Holdings Limited (“Qube”), along with its institutional partners, announced a binding agreement to implement a transaction that will result in the acquisition of Asciano Limited (“Asciano”), a port and rail logistics company in Australia. Brookfield Infrastructure intends to tender the 20% interest in Asciano acquired in the fourth quarter of 2015 in the next 12 months. Accordingly, Brookfield Infrastructure reclassified its interest in Asciano from non-current to current financial assets during the first quarter of 2016. During the first quarter of 2016, Brookfield Infrastructure earned a $27 million break fee, net of transactions costs, associated with the original scheme transaction for Asciano lapsing. Also during the first quarter of 2016, Brookfield Infrastructure received a $13 million dividend associated with its interest in Asciano. Both items have been recorded in Other income on the interim condensed and consolidated Statement of Operating Results in the first quarter of 2016.

3.	$20 million of preferred shares issued to wholly-owned subsidaries of Brookfield.

Q2 2016 INTERIM REPORT    13

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2015:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$199	$199
Accounts receivable and other	—	—	322	322
Financial assets (current and non-current)(1)	741	—	330	1,071
Marketable securities	—	1,281	—	1,281

Total	$741	$1,281	$851	$2,873

Financial liabilities
Corporate borrowings	$—	$—	$1,380	$1,380
Non-recourse borrowings (current and non-current)	—	—	5,852	5,852
Accounts payable and other	—	—	474	474
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	582	—	—	582

Total	$582	$—	$7,726	$8,308

1.	Derivative instruments which are elected for hedge accounting totaling $601 million are included in financial assets and $230 million of derivative instruments are included in financial liabilities.
2.	$20 million of preferred shares issued to wholly-owned subsidaries of Brookfield.

The following table provides the carrying values and fair values of financial instruments as at June 30, 2016 and December 31, 2015:

	June 30, 2016		December 31, 2015
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$378	$378	$199	$199
Accounts receivable and other	443	443	322	322
Financial assets (current and non-current)	1,431	1,431	1,071	1,071
Marketable securities	1,379	1,379	1,281	1,281

Total	$3,631	$3,631	$2,873	$2,873

Financial liabilities
Corporate borrowings(1)	$2,238	$2,266	$1,380	$1,386
Non-recourse borrowings(2)	6,710	6,729	5,852	6,093
Accounts payable and other financial liabilities	625	625	474	474
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	525	525	582	582

Total	$10,118	$10,165	$8,308	$8,555

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; as quoted prices in an active market are available.
2.

Non recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the UK port operation which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly owned subsidiaries of Brookfield.

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and six months ended June 30, 2016, pre-tax net unrealized losses of $74 million and $nil, respectively, (2015: gains of $12 million and $5 million, respectively) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As of June 30, 2016, there was a net derivative asset balance of $512 million relating to hedging items designated as cash flow hedges (December 31, 2015: $376 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six months ended June 30, 2016, unrealized pre-tax net gains of $140 million and $31 million, respectively, (2015: losses of $103 million and $210 million, respectively) were recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, for the three and six months ended June 30, 2016, Brookfield Infrastructure recognized a $20 million loss and $12 million loss, respectively, (2015: $2 million loss and $197 million gain, respectively) in other comprehensive income (loss) related to the net settlement of foreign exchange hedging items. As of June 30, 2016, there was a net derivative asset balance of $26 million relating to hedging items designated as net investment hedges (December 31, 2015: $5 million liability).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of unobservable inputs that market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

Q2 2016 INTERIM REPORT    15

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	June 30, 2016	December 31, 2015
Marketable securities	Level 1(1)	$1,379	$1,281
Foreign currency forward contracts	Level 2(2)
Financial asset		229	111
Financial liability		114	48
Interest rate swaps & other	Level 2(2)
Financial asset		690	630
Financial liability		365	488
Other contracts	Level 3(3)
Financial liability		46	46

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

3.

Valuation technique: Discounted cash flow. Future cash flows primarily driven by the operating performance of a certain subsidiary and the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.

Assets and liabilities measured at fair value on a recurring basis include $2,298 million (2015: $2,022 million) of financial assets and $525 million (2015: $582 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three and six months ended June 30, 2016 and 2015, no transfers were made between level 1 and level 2 or level 2 and level 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	June 30, 2016			December 31, 2015
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$1,379	$—	$—	$1,281	$—	$—
Financial assets (current and non-current)(1)	—	919	—	—	741	—

Financial liabilities
Financial liabilities (current and non-current)(1)	$—	$479	$46	$—	$536	$46

1.

Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments. Level 3 financial assets and liabilities primarily relate to contingent consideration associated with recent acquisitions.

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross carrying amount:

Balance at January 1, 2015	$3,123	$2,245	$1,661	$7,029
Additions, net of disposals and assets classified to held for sale	47	119	(89)	77
Acquisitions through business combinations	74	12	17	103
Net foreign currency exchange differences	(299)	(226)	(132)	(657)

Balance at December 31, 2015	$2,945	$2,150	$1,457	$6,552

Additions, net of disposals	228	24	27	279
Non-cash additions (disposals)	7	(2)	—	5
Acquisitions through business combinations(1)	—	12	—	12
Net foreign currency exchange differences	(226)	(3)	48	(181)

Balance at June 30, 2016	$2,954	$2,181	$1,532	$6,667

Accumulated depreciation:

Balance at January 1, 2015	$(254)	$(343)	$(127)	$(724)
Depreciation expense	(126)	(113)	(86)	(325)
Non-cash disposals	48	1	37	86
Net foreign currency exchange differences	41	37	17	95

Balance at December 31, 2015	$(291)	$(418)	$(159)	$(868)

Depreciation expense	(65)	(57)	(43)	(165)
Non-cash disposals	6	6	—	12
Net foreign currency exchange differences	14	1	(8)	7

Balance at June 30, 2016	$(336)	$(468)	$(210)	$(1,014)

Accumulated fair value adjustments:

Balance at January 1, 2015	$768	$800	$211	$1,779
Fair value adjustments	392	62	192	646
Dispositions and assets reclassified to held for sale assets	(111)	—	(150)	(261)
Net foreign currency exchange differences	(104)	(85)	(27)	(216)

Balance at December 31, 2015	$945	$777	$226	$1,948

Net foreign currency exchange differences	(35)	9	8	(18)

Balance at June 30, 2016	$910	$786	$234	$1,930

Net book value:
June 30, 2016	$3,528	$2,499	$1,556	$7,583

December 31, 2015	$3,599	$2,509	$1,524	$7,632

1.	Refer to Note 4 Acquisition of Businesses.

Q2 2016 INTERIM REPORT    17

7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Cost	$4,678	$3,485
Accumulated amortization	(226)	(189)

Total	$4,452	$3,296

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Regulated terminal	$1,883	$1,840
Chilean toll roads	1,088	1,041
Peruvian toll roads	983	—
UK port operations	285	316
Indian toll roads	127	—
Other(1)	86	99

Total	$4,452	$3,296

1.	Other intangibles are comprised primarily of customer order backlogs.

The following table presents the change in the balance of intangible assets:

US$ MILLIONS	June 30, 2016
Cost at beginning of the period	$3,485
Additions through business combinations(1)	1,093
Additions, net of disposals	13
Foreign currency translation	87

Balance at June 30, 2016	$4,678

1.	Refer to Note 4, Acquisition of Businesses

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	June 30, 2016
Accumulated amortization at beginning of period	$(189)
Amortization	(43)
Foreign currency translation	6

Balance at June 30, 2016	$(226)

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table represents the reconciliation of the movement in the partnership’s investments in associates and joint ventures:

US$ MILLIONS	For the six-month period ended June 30, 2016	For the 12 month period ended December 31, 2015
Balance at beginning of period	$2,973	$2,412
Share of earnings for the period(1)	110	69
Foreign currency translation	301	(593)
Share of other reserves for the period – OCI	(13)	180
Distributions	(20)	(87)
Other items	7	—
Acquisitions, net of disposals(1),(2)	504	681
Reclassification to asset held for sale(3)	—	311

Ending balance	$3,862	$2,973

1.

In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of the Brazilian toll road operation. The privatization resulted in the partnership’s ownership interest increasing from 31% to 39% in exchange for cash consideration of $73 million. Concurrent with the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements. See further details on page 20.

2.	On April 12, 2016, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
3.

During the fourth quarter of 2015, Brookfield Infrastructure reached agreements with its partners to increase its interest in its North American natural gas transmission operation from 26.5% to 50.0% for a cash payment of $106 million and amendments to the governance terms of this arrangement. Due to the increase in ownership mentioned above, the partnership discontinued its plan to dispose of its interest in its North American natural gas transmission business. The North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million since the fourth quarter of 2014, has been reclassified out of assets held for sale in the fourth quarter of 2015 and has since been accounted for as a joint venture.

The following table represents the carrying value of the partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Brazilian toll road operation	$1,219	$759
South American transmission operation	697	651
European telecommunications infrastructure operation	445	437
North American natural gas transmission operation	735	425
Brazilian rail operation	328	261
Other associates(1)	438	440

Ending balance	$3,862	$2,973

1.	Other includes the partnership’s European port operation, Texas electricity transmission project, North American west coast container terminal and Texas gas storage operation.

The following table summarizes the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Financial position:
Total assets	$30,412	$27,948
Total liabilities	(17,702)	(16,517)

Net assets	$12,710	$11,431

Q2 2016 INTERIM REPORT    19

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Financial performance:
Total revenue	$1,179	$1,054	$2,249	$1,939
Total income for the period	172	93	206	162
Brookfield Infrastructure’s share of net income	$106	$20	$110	$37

Privatization of Brazilian toll road operation

In May 2016, Brookfield Infrastructure, alongside an institutional investor and its partner in the business, executed a privatization of the Brazilian toll road operation. The privatization resulted in the partnership’s ownership interest increasing from 31% to 39% in exchange for cash consideration of $73 million.

Subsequent to the transaction, Brookfield Infrastructure continues to maintain its significant influence in the business and accordingly continues to equity account for the entity. In accordance with IAS 28 – Investments in Associates and Joint Ventures, the consideration paid for the additional interest in the associate was compared to Brookfield Infrastructure’s proportionate share of the investment’s underlying fair value with a gain recorded for the difference between the cost and the underlying fair values of the identifiable net assets of the associate.

The following table compares Brookfield Infrastructure’s proportionate share of the fair value of the identifiable net assets acquired to the consideration paid for the privatization of the Brazilian toll road operation:

US$ MILLIONS
Brookfield Infrastructure’s share of the fair value of the identifiable net assets	$171
Total consideration	73

Excess of identifiable net assets over consideration paid	$98

The excess of identifiable net assets over consideration paid was recorded in share of earnings from investments in associates and joint ventures within the Consolidated Statements of Operating Results in the second quarter of 2016.

In conjunction with the aforementioned transaction, Brookfield Infrastructure assessed the recoverable amount of its investment in the Brazilian toll road operation. It was determined that the recoverable amount of the investment on the date of the privatization exceeded the carrying amount of the investment.

Concurrent with the privatization, an institutional investor agreed to invest alongside Brookfield Infrastructure on future growth capital requirements in the business for a stipulated period and valuation of the Brazilian toll road operation. As this arrangement represents observable evidence of market participants transacting, Brookfield Infrastructure measured the fair value of the Brazilian toll road operation in accordance with the valuation agreed upon with its institutional partner.

In May 2016, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements at the aforementioned valuation, equivalent to the fair value of identifiable net assets acquired. This amount was added to the cost of the investment in the second quarter of 2016.

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

9. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Current	$67	$302
Non-current	6,643	5,550

Total	$6,710	$5,852

Current non-recourse borrowings decreased by $235 million mainly due to a refinancing of maturing debt at our Australian regulated terminal operation during the second quarter of 2016. Non-recourse borrowings increased by $858 million due to the debt assumed in conjunction with the acquisitions of our Indian and Peruvian toll road operations of $646 million, subsidiary borrowings net of repayments of $55 million for the six months ended June 30, 2016 and a $157 million increase of foreign denominated debt balances.

10. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (‘‘CODM’’) in assessing performance and in making resource allocation decisions are funds from operations (‘‘FFO’’) and earnings before interest, tax, depreciation and amortization and other income (expenses) (‘‘adjusted EBITDA’’), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$176	$291	$116	$40	$—	$623	$(311)	$150	$462
Costs attributed to revenues	(42)	(144)	(50)	(17)	—	(253)	154	(99)	(198)
General & administrative expenses	—	—	—	—	(40)	(40)	—	—	(40)

Adjusted EBITDA	134	147	66	23	(40)	330	(157)	51
Other income (expense)	1	(5)	—	(1)	18	13	6	(4)	15
Interest expense	(35)	(40)	(23)	(3)	(12)	(113)	43	(31)	(101)

FFO	100	102	43	19	(34)	230	(108)	16
Depreciation and amortization	(40)	(60)	(31)	(19)	—	(150)	78	(36)	(108)
Deferred taxes	(2)	4	2	4	3	11	(8)	4	7
Mark-to-market on hedging items and other	(32)	81	(4)	(4)	24	65	(68)	19	16
Share of earnings from associates	—	—	—	—	—	—	106	—	106
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(3)	(3)

Net income (loss) attributable to partnership(2)	$26	$127	$10	$—	$(7)	$156	$—	$—	$156

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Q2 2016 INTERIM REPORT    21

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$172	$294	$84	$42	—	$592	$(274)	$148	$466
Costs attributed to revenues	(44)	(151)	(43)	(20)	—	(258)	145	(84)	(197)
General & administrative expenses	—	—	—	—	(35)	(35)	—	—	(35)

Adjusted EBITDA	128	143	41	22	(35)	299	(129)	64
Other income (expense)	1	(4)	1	—	10	8	3	—	11
Interest expense	(36)	(35)	(19)	(2)	(7)	(99)	35	(29)	(93)

FFO	93	104	23	20	(32)	208	(91)	35
Depreciation and amortization	(39)	(56)	(12)	(16)	—	(123)	54	(32)	(101)
Deferred taxes	(3)	1	(1)	1	2	—	(3)	5	2
Mark-to-market on hedging items and other	(20)	(15)	(8)	—	(24)	(67)	20	(1)	(48)
Share of earnings from associates	—	—	—	—	—	—	20	—	20
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(7)	(7)

Net income (loss) attributable to partnership(2)	$31	$34	$2	$5	$(54)	$18	$—	$—	$18

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$341	$560	$242	$83	$—	$1,226	$(604)	$294	$916
Costs attributed to revenues	(73)	(281)	(104)	(39)	—	(497)	300	(203)	(400)
General & administrative expenses	—	—	—	—	(77)	(77)	—	—	(77)

Adjusted EBITDA	268	279	138	44	(77)	652	(304)	91
Other income (expense)	2	(9)	1	(1)	47	40	8	(2)	46
Interest expense	(70)	(74)	(56)	(5)	(23)	(228)	90	(58)	(196)

FFO	200	196	83	38	(53)	464	(206)	31
Depreciation and amortization	(78)	(114)	(60)	(38)	—	(290)	153	(71)	(208)
Deferred taxes	(8)	6	5	6	4	13	(10)	9	12
Mark-to-market on hedging items and other	(45)	68	(8)	(4)	36	47	(47)	44	44
Share of earnings from associates	—	—	—	—	—	—	110	—	110
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(13)	(13)

Net income (loss) attributable to partnership(2)	$69	$156	$20	$2	$(13)	$234	$—	$—	$234

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$340	$585	$178	$42	$—	$1,145	$(510)	$297	$932
Costs attributed to revenues	(82)	(303)	(92)	(20)	—	(497)	269	(172)	(400)
General & administrative expenses	—	—	—	—	(69)	(69)	—	—	(69)

Adjusted EBITDA	258	282	86	22	(69)	579	(241)	125
Other income (expense)	2	(7)	1	—	15	11	5	(2)	14
Interest expense	(72)	(75)	(36)	(2)	(11)	(196)	71	(58)	(183)

FFO	188	200	51	20	(65)	394	(165)	65
Depreciation and amortization	(77)	(110)	(22)	(16)	—	(225)	92	(63)	(196)
Deferred taxes	(16)	3	—	1	4	(8)	(1)	8	(1)
Mark-to-market on hedging items and other items	(15)	(23)	(10)	—	37	(11)	37	13	39
Share of earnings from associates	—	—	—	—	—	—	37	—	37
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(23)	(23)

Net income (loss) attributable to partnership(2)	$80	$70	$19	$5	$(24)	$150	$—	$—	$150

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,729	$6,472	$2,553	$853	$(269)	$14,338	$(2,943)	$5,592	$3,456	$20,443

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q2 2016 INTERIM REPORT    23

11. SUBSIDIARY PUBLIC ISSUERS

Wholly owned subsidiaries of the partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”) and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the “Issuers”), have filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$2 billion (or the equivalent in other currencies).

On October 30, 2015, the Debt Issuers issued C$500 million of medium term notes in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three year and five year bonds were swapped into U.S. dollars on a matched maturity basis at an all in rate of 3.8%.

On March 11, 2015, the Debt Issuers issued C$450 million of medium term notes maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 3.9%.

On October 10, 2012, the Debt Issuers issued C$400 million of medium term notes maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 2.7%.

These notes are unconditionally guaranteed by the partnership, Brookfield Infrastructure LP (the “Holding LP”), and wholly owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited. Brookfield Infrastructure LLC, an indirectly wholly owned subsidiary of the Holding LP has also guaranteed the notes issued in October 2012.

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED JUNE 30, 2016	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	Brookfield Infrastructure consolidated
Revenues	$—	$—	$—	$462	$462
Net income (loss) attributable to partnership(1)	96	—	156	(96)	156

FOR THE THREE MONTHS ENDED JUNE 30, 2015
Revenues	$—	$—	$—	$466	$466
Net income (loss) attributable to partnership(1)	1	—	18	(1)	18

FOR THE SIX MONTHS ENDED JUNE 30, 2016
Revenues	$—	$—	$—	$916	$916
Net income (loss) attributable to partnership(1)	137	—	234	(137)	234

FOR THE SIX MONTHS ENDED JUNE 30, 2015
Revenues	$—	$—	$—	$932	$932
Net income (loss) attributable to partnership(1)	85	—	150	(85)	150

AS AT JUNE 30, 2016
Current assets	$—	$3	$—	$2,716	$2,719
Non-current assets	4,101	311	5,426	7,886	17,724
Current liabilities	—	5	—	918	923
Non-current liabilities	—	1,046	—	10,411	11,457
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	—	1,568	1,568
Non-controlling interests – in operating subsidiaries	—	—	—	2,320	2,320
Preferred unitholders	—	—	—	189	189

AS AT DECEMBER 31, 2015
Current assets	$—	$3	$—	$1,550	$1,553
Non-current assets	3,979	293	6,052	5,858	16,182
Current liabilities	—	5	—	1,205	1,210
Non-current liabilities	—	979	—	8,370	9,349
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	1,518	1,518
Non-controlling interests – in operating subsidiaries	—	—	—	1,608	1,608
Preferred unitholders	—	—	—	189	189

(1)	Includes net income (loss) attributable to non controlling interest — Redeemable Partnership Units held by Brookfield, general partner and limited partners.
(2)	Includes investments in all subsidiaries of the partnership under the equity method.
(3)

Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC, which is presented on a combined basis. Brookfield Infrastructure LLC is presented on a combined basis as it is a guarantor of the medium term notes issued in October 2012. As at June 30, 2016 and December 31, 2015 and for three and six months ended June 30, 2016 and 2015, the presentation of Brookfield Infrastructure US Holdings I Corporation’s investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

Q2 2016 INTERIM REPORT    25

12. PARTNERSHIP CAPITAL

The partnership’s capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and preferred limited partnership units. The Holding LP’s capital structure is composed of four classes of partnership units: limited partnership units, managing general partnership units, Redeemable Partnership Units held by Brookfield and preferred limited partnership units.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Authorized to issue
Opening balance	1.1	1.1	162.1	150.3	163.2	151.4
Issued for cash	—	—	0.3	13.4	0.3	13.4
Purchased and cancelled	—	—	(0.1)	(1.6)	(0.1)	(1.6)

Ending balance	1.1	1.1	162.3	162.1	163.4	163.2

The weighted average number of general limited partnership units outstanding for the three and six months ended June 30, 2016 was 1.1 million and 1.1 million, respectively (2015: 1.1 million and 1.1 million, respectively). The weighted average number of limited partnership units outstanding for the three and six months ended June 30, 2016 was 162.1 million and 162.2 million, respectively (2015: 161.5 million and 155.9 million, respectively).

	General partner		Limited partners		Total
US$ MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$19	$19	$3,716	$3,201	$3,735	$3,220
Unit issuance	—	—	11	582	11	582
Purchased and cancelled	—	—	(6)	(67)	(6)	(67)

Ending balance	$19	$19	$3,721	$3,716	$3,740	$3,735

The partnership has a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the six month period ended June 30, 2016, the partnership issued less than 1 million units for proceeds of $11 million (2015: less than 1 million units for proceeds of less than $1 million) under the Plan.

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred.

During the six months ended June 30, 2016, Brookfield Infrastructure repurchased and cancelled less than 1 million units for $6 million and incurred less than $1 million in commission costs.

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	66.8	58.7
Issued for cash	—	8.1

Ending balance	66.8	66.8

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three and six month periods ended June 30, 2016 was 66.8 million (2015: 65.7 million and 62.2 million, respectively).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$1,528	$1,178
Unit issuance	—	350

Ending balance	$1,528	$1,528

In April 2015, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Authorized to issue
Opening balance	10.0	—
Issued for cash	—	10.0

Ending balance	10.0	10.0

	Preferred Unitholders
US$ MILLIONS	As of and for the six months ended June 30, 2016	As of and for the 12 months ended Dec. 31, 2015
Opening balance	$189	$—
Unit issuance	—	189

Ending balance	$189	$189

Q2 2016 INTERIM REPORT    27

In March 2015, Brookfield Infrastructure issued five million preferred limited partnership units, at C$25 per unit with a fixed annual distribution of 4.5%, redeemable by Brookfield Infrastructure for a term of five years. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in issuance costs were incurred.

In December 2015, Brookfield Infrastructure issued five million preferred limited partnership units at C$25 per unit with a fixed annual distribution of 5.50%, redeemable by Brookfield Infrastructure for a term of five years. In total, C$125 million or $95 million of gross proceeds were raised and $2 million in issuance costs were incurred.

Subsequent to the second quarter of 2016, Brookfield Infrastructure issued additional preferred limited partnership units. See Note 16 – Subsequent Events for further details.

13. DISTRIBUTIONS

For the three and six months ended June 30, 2016, distributions to partnership unitholders were $132 million and $264 million, respectively, or $0.57 per partnership unit (2015: $123 million and $234 million, respectively). Subsequent to the second quarter of 2016 the partnership announced an increase in its distribution amount per partnership unit to $0.59. See Note 16 – Subsequent Events for further details.

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $19 million and $38 million for the three and six months ended June 30, 2016 ($17 million and $32 million, respectively, for the three and six months ended June 30, 2015).

For the three and six months ended June 30, 2016, the partnership declared distributions of $2 million and $4 million, respectively, or $0.25 per preferred unit (for the three months and six months ended June 30, 2015: $1 million and $2 million, respectively).

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2016	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555
Other comprehensive income (loss)	—	132	13	15	18	(1)	(11)	166
Other items(1)	(99)	(4)	(5)	9	—	—	—	(99)

Balance as at June 30, 2016	$943	$(761)	$107	$(116)	$9	$(14)	$454	$622

1.	Refer to Note 3 Assets Classified as Held for Sale.

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive (loss) income	—	(195)	(8)	(5)	4	—	—	(204)
Other items(1)	(10)	9	(1)	1	—	—	(4)	(5)

Balance as at June 30, 2015	$802	$(614)	$27	$(100)	$18	$(25)	$338	$446

1.	Refer to Note 12 Partnership Capital.

28    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2016	$7	$(5)	$1	$(1)	$—	$—	$2	$4
Other comprehensive income	—	1	1	—	—	—	—	2
Other items(1)	(1)	—	—	—	—	—	—	(1)

Balance as at June 30, 2016	$6	$(4)	$2	$(1)	$—	$—	$2	$5

1.	Refer to Note 3 Assets Classified as Held for Sale.

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)

Balance as at June 30, 2015	$6	$(3)	$1	$(1)	$—	$—	$1	$4

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2016	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254
Other comprehensive income (loss)	—	53	6	6	7	—	(4)	68
Other items(1)	(41)	(2)	(2)	4	—	—	—	(41)

Balance as at June 30, 2016	$406	$(307)	$42	$(51)	$3	$(2)	$190	$281

1.	Refer to Note 3 Assets Classified as Held for Sale.

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive (loss) income	—	(74)	(4)	(2)	1	—	—	(79)
Other items(1)	10	(9)	1	(1)	—	—	4	5

Balance as at June 30, 2015	$345	$(243)	$9	$(44)	$7	$(8)	$143	$209

1.	Refer to Note 12 Partnership Capital.

Q2 2016 INTERIM REPORT    29

15. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated interim and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2016 (2015: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $38 million and $73 million for the three and six months ended June 30, 2016 ($33 million and $65 million for the three and six months ended June 30, 2015).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred limited partnership units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2016, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million and less than $1 million for the three and six months ended June 30, 2016 (less than $1 million and less than $1 million for the three and six months ended June 30, 2015).

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield. For the three and six months ended June 30, 2016, revenues of less than $1 million were generated (2015: less than $1 million) and expenses of less than $1 million were incurred (2015: less than $1 million).

Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of the partnership and certain subsidiaries. During the three and six months ended June 30, 2016, Brookfield Infrastructure paid less than $1 million for these services (2015: less than $1 million).

30    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

16. SUBSEQUENT EVENTS

a) Acquisition of Niska Gas Storage

On July 19, 2016, Brookfield Infrastructure expanded its gas storage business as it acquired a 40% interest in Niska Gas Storage (“Niska”) for consideration of $220 million through a Brookfield sponsored partnership. The consideration is comprised of $140 million in par value of Niska senior notes (“senior notes”) currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $15 million in principal of a private loan provided to Niska by Brookfield Infrastructure, with the remaining consideration paid in cash of $65 million. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate the entity effective July 19, 2016.

At the date of the acquisition, Brookfield Infrastructure recognized $974 million of total assets, of which $816 million related to property, plant and equipment, $806 million of total liabilities and non-controlling interest of $102 million were recorded, representing the interest not acquired by Brookfield Infrastructure measured at fair value on the acquisition date. Acquisition costs of $5 million will be recorded as Other expenses within the interim condensed and consolidated Statement of Operating Results in the third quarter of 2016. A gain of approximately $36 million resulting from the recycling of the accumulation of the mark-to-market movements of the partnership’s pre-existing interest in the senior notes to fair value will be included in Other income within the Consolidated Statement of Operating Results on the date of acquisition.

Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these interim condensed and consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

b) Issuance of preferred limited partnership units

On August 2, 2016, Brookfield Infrastructure issued 10 million preferred limited partnership units, at C$25 per unit with a fixed annual distribution of 5.35%, redeemable by Brookfield Infrastructure for a term of five years. In total, C$250 million or $190 million of gross proceeds were raised, $4 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.

c) Declaration of unit split and distribution increase

On August 3, 2016, Brookfield Infrastructure declared a three-for-two unit split by way of a subdivision, whereby unitholders will received an additional one-half of a limited partnership unit for each limited partnership unit held, resulting in the issuance of 115 million limited partnership units. On September 14, 2016 the additional units required to give effect to the unit split will be issued to unitholders of record at the close of business on September 6, 2016. Brookfield Infrastructure’s preferred units will not be affected by the unit split.

As a result of the three-for-two unit split, Brookfield Infrastructure will adjust its dividend policy to reflect the additional number of limited partnership units that will be outstanding. The partnership will commence paying a quarterly dividend of $0.3933 per share (representing $1.5733 annually, or $2.36 per annum based on the pre-split number of limited partnership units outstanding) beginning on September 30, 2016, payable to unitholders of record at the close of business on August 31, 2016. This represents an increase of 3.5% over the current quarterly dividend rate, on a split-adjusted basis.

Q2 2016 INTERIM REPORT    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 12, 2016, and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure. com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (‘‘FFO’’) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating segments. See ‘‘Segmented Disclosures’’ on page 37 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our general partner approved a 7.5% increase in our quarterly distribution to 57 cents per unit, which started with the distribution paid in March 2016. A further 3.5% increase in our quarterly distributions to 59 cents per unit has been approved by the Board of Directors of our general partner, starting with the distribution to be paid in September 2016. These increases reflect the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 59 cents per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2015. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 53 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last eight years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their rate base	• Regulated Distribution	• Europe & South America
	• Electricity Transmission	• North America & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• Asia Pacific & South America
	• Toll Roads	• Asia Pacific & South America
	• Ports	• North America & Europe

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America • North America & Asia Pacific

Communications Infrastructure
Provides essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

Q2 2016 INTERIM REPORT    33

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at June 30, 2016 and December 31, 2015 and for the three and six month periods ended June 30, 2016 and 2015. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 37.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2016	2015	2016	2015
Summary Statements of Operating Results
Revenues	$462	$466	$916	$932
Direct operating expenses	(198)	(197)	(400)	(400)
General and administrative expenses	(40)	(35)	(77)	(69)
Depreciation and amortization expense	(108)	(101)	(208)	(196)
Interest expense	(101)	(93)	(196)	(183)
Share of earnings from investments in associates and joint ventures	106	20	110	37
Mark-to-market on hedging items	32	(32)	40	58
Other income	7	1	62	9
Net income	159	26	247	174
Net income attributable to the partnership(1)	156	18	234	150
Net income per limited partnership unit	$0.59	$0.01	$0.84	$0.55

1.	Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three and six months ended June 30, 2016 we reported net income of $159 million and $247 million, of which $156 million and $234 million, respectively, is attributable to the partnership. This is compared to net income of $26 million and $174 million, in the prior year three and six month periods, of which $18 million and $150 million, respectively, is attributable to the partnership.

Revenues for the three months ended June 30, 2016 were $462 million, which decreased by $4 million compared to the same period in 2015. Our utilities segment contributed additional revenue of $19 million due to inflation indexation and various growth initiatives primarily at our UK regulated distribution operation. Our transport operations contributed an additional $7 million of revenue, primarily due to inflationary tariff increases, higher volumes at our Chilean toll roads and the acquisition of our Indian toll road business in March 2016. Revenue from organic growth initiatives within our district energy business contributed incremental revenue of $6 million. These items were more than offset by the impact of foreign exchange which reduced revenue in U.S. dollar terms by $28 million, as the U.S. dollar strengthened relative to many currencies in which we operate, and an $8 million decrease due to the sale of our New England electricity transmission and European energy distribution businesses in August 2015 and May 2016, respectively.

Revenues for the six months ended June 30, 2016 were $916 million, which decreased by $16 million compared to the same period in 2015. Our utilities segment contributed additional revenue of $42 million due to inflation indexation and various growth initiatives primarily at our UK distribution operation. Our transport operations contributed an additional $13 million of revenue, primarily due to inflationary tariff increases, higher volumes at our Chilean toll roads and the acquisition of our Indian toll road business in March 2016. Revenue from organic growth initiatives within our district energy business contributed incremental revenue of $12 million. These items were more than offset by the impact of foreign exchange which reduced revenue in U.S. dollar terms by $71 million, as the U.S. dollar strengthened relative to many currencies in which we operate, and a $12 million decrease due to the sale of our New England electricity transmission and European energy distribution businesses in August 2015 and May 2016, respectively.

Direct operating expenses for the three months ended June 30, 2016 were $198 million, which increased $1 million compared to the three months ended June 30, 2015. The current period includes $15 million of incremental costs resulting from the expansion of our systems through our aforementioned organic growth initiatives and $3 million of incremental costs related to the acquisition of our Indian toll road business during the first quarter of 2016, offset by $11 million of foreign exchange and a $6 million decline associated with our capital recycling initiatives in the last 12 months.

Direct operating expenses for the six months ended June 30, 2016 were $400 million, consistent with the six months ended June 30, 2015. The current period includes $28 million of incremental costs resulting from the expansion of our aforementioned organic growth initiatives and $4 million of incremental costs related to the acquisition of our Indian toll road business during the first quarter of 2016, offset by $23 million of foreign exchange, and a $9 million decline associated with our capital recycling initiatives in the last 12 months.

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

General and administrative expenses totaled $40 million and $77 million for the three and six months ended June 30, 2016, respectively, an increase of $5 million and $8 million, respectively, compared to the same period in 2015. This line item primarily consists of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus our preferred units and recourse debt, net of cash. The Base Management Fee increased from prior year due to a larger market capitalization driven by the issuance of medium-term notes and preferred units over the last 12 months to fund investments. General and administrative expenses also includes certain public company expenditures relating to the ongoing operations of the partnership which were consistent with the same period of 2015.

Depreciation and amortization expense for the three months ended June 30, 2016 was $108 million, an increase of $7 million, or 7%, versus prior year. Depreciation and amortization expense increased by $14 million due to higher asset values resulting from our annual revaluation process and capital expenditures over the past year, offset by the impact of foreign exchange of $7 million.

Depreciation and amortization expense for the six months ended June 30, 2016 was $208 million, an increase of $12 million, or 6%, versus prior year. Depreciation and amortization expense increased by $29 million due to higher asset values resulting from our annual revaluation process and capital expenditures over the past year, offset by the impact of foreign exchange of $17 million.

Earnings from investments in associates and joint ventures were $106 million for the three months ended June 30, 2016, representing an increase of $86 million from the $20 million earned in the second quarter of 2015. The increase is predominantly associated with $98 million of income earned in conjunction with the privatization of our Brazilian toll road operations in May 2016 along with our partner in the business, representing the excess of our share of the fair value of net assets acquired above the consideration paid. This item was offset by the $12 million impact of foreign exchange.

Earnings from investments in associates and joint ventures were $110 million for the six months ended June 30, 2016, representing an increase of $73 million from the $37 million earned in the six months ended June 30, 2015. The increase is predominantly associated with $98 million of income earned in conjunction with the aforementioned privatization of our Brazilian toll road operations and a $2 million contribution from the acquisition of our European telecommunications infrastructure operation completed in March 2015. These items were offset by the $15 million impact of foreign exchange, $6 million from incremental indexation on our Chilean peso denominated debt at our South American electricity transmission operation and a $6 million tax recovery recorded in the prior year at our European port operation due to a change in tax law.

Mark-to-market gains on hedging items for the three months ended June 30, 2016 was $32 million, compared to a loss of $32 million for the three months ended June 30, 2015. Both the current and comparative periods consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The higher amount of gains recognized in the current period is the result of higher hedged rates on various currency contracts we had in place relative to prevailing spot rates at this time.

Mark-to-market gains on hedging items for the six months ended June 30, 2016 was $40 million, compared to a gain of $58 million for the six months ended June 30, 2015. Both the current and comparative periods consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The higher amount of gains recognized in the prior period is the result of higher hedged rates on various currency contracts we had in place relative to prevailing spot rates at the time.

Other income for the second quarter of 2016 totaled $7 million compared to $1 million for the same period in 2015. The current period includes incremental income of $14 million earned on financial assets purchased over the last 12 months offset by inflation indexation on our Chilean peso denominated debt of $7 million.

Other income for the six months ended June 30, 2016 totaled $62 million compared to $9 million for the same period in 2015. The increase includes a $27 million break fee and a $13 million dividend associated with our toehold interest in Asciano and income of $24 million earned on financial assets purchased over the last 12 months, offset by inflation indexation on our Chilean peso denominated debt of $12 million.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2016	December 31, 2015
Cash and cash equivalents	$378	$199
Other current assets	2,341	1,354
Total assets	20,443	17,735
Current liabilities	856	908
Corporate borrowings	2,238	1,380
Non-recourse borrowings	6,710	5,852
Other long-term liabilities	2,576	2,419
Limited partners	3,961	3,838
General partner	25	23
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,568	1,518
Non-controlling interest – in operating subsidiaries	2,320	1,608
Preferred unitholders	189	189

Q2 2016 INTERIM REPORT    35

Total assets were $20,443 million at June 30, 2016, compared to $17,735 million at December 31, 2015, an increase of $2,708 million or 15%. This increase is primarily due to the $1,759 million impact of the acquisitions of our Indian and Peruvian toll road businesses during the first half of 2016 and the benefit of foreign exchange which increased our asset base in U.S. dollar terms by $305 million. In addition, total assets increased due to a $312 million capital injection into our North American gas transmission operation as we continue to delever this business, $187 million of capital deployed to privatize our Brazilian toll roads and fund organic growth initiatives, as well as $145 million of capital deployed at our UK regulated distribution operation associated with the build out of our connections base and initial investment in our smart meter program.

Corporate borrowings increased to $2,238 million at June 30, 2016, compared to $1,380 million at December 31, 2015. The increase is due to incremental draws on our corporate credit facility of $788 million and a $70 million increase in our Canadian dollar denominated corporate debt due to the strengthening of the Canadian dollar against the U.S. dollar during the six months ended June 30, 2016.

Non-recourse borrowings increased by $858 million to $6,710 million at June 30, 2016 from $5,852 million at December 31, 2015. The increase occurred due to the debt assumed in conjunction with the acquisition of our Indian and Peruvian toll road operations of $646 million, subsidiary borrowings net of repayments of $55 million for the six months ended June 30, 2016 and a $157 million increase on debt balances denominated in foreign currencies.

Partnership capital increased by $175 million to $5,554 million at June 30, 2016 from $5,379 million at December 31, 2015. For the six months ended June 30, 2016 net income attributable to the partnership of $234 million, $238 million of foreign currency translation gains recorded in other comprehensive income and $11 million of units issued as part of our dividend reinvestment plan, was partially offset by distributions of $302 million paid to our unitholders and unit repurchases of $6 million.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2016		2015				2014
Three months ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$462	$454	$455	$468	$466	$466	$465	$491
Direct operating costs	(198)	(202)	(199)	(199)	(197)	(203)	(203)	(216)
Earnings from investment in associates	106	4	14	18	20	17	9	28
Expenses
Interest	(101)	(95)	(94)	(90)	(93)	(90)	(95)	(90)
Corporate costs	(40)	(37)	(35)	(30)	(35)	(34)	(31)	(28)
Valuation items
Fair value changes and other	39	63	(54)	124	(31)	98	17	34
Depreciation and amortization	(108)	(100)	(82)	(97)	(101)	(95)	(98)	(97)
Income tax (expense) recovery	(1)	1	29	(11)	(3)	(11)	(1)	(42)

Net income	159	88	34	183	26	148	63	80

Net income (loss) attributable to others	63	47	28	108	25	64	(4)	36
Net income attributable to limited partners	96	41	6	75	1	84	67	44

Per limited partnership unit	$0.59	$0.25	$0.04	$0.46	$0.01	$0.56	$0.28	$0.29

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. After factoring the impact of foreign exchange these items contributed to consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy, communications infrastructure and corporate and other. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 55 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Our utilities segment is comprised of the following:

Regulated Terminal

•	Approximately 2.6 million electricity and natural gas connections and 285,000 installed smart meters

Electricity Transmission

•	Approximately 11,100 kilometres of transmission lines in North and South America along with approximately 2,800 kilometres of greenfield electricity transmission developments in South America

Regulated Distribution

•	One of the world’s largest coal export terminals, with approximately 85 million tons per annum of capacity

Q2 2016 INTERIM REPORT    37

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month		For the six-month
	period ended June 30		period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Rate base, start of period	$4,035	$3,956	$4,018	$4,118
Capital expenditures commissioned	53	69	107	110
Inflation and other indexation	16	19	39	45
Regulatory depreciation	(13)	(14)	(25)	(28)
Foreign exchange and other	(130)	85	(178)	(130)

Rate base, end of period	$3,961	$4,115	$3,961	$4,115

	For the three-month		For the six-month
	period ended June 30		period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Funds from operations (FFO)	$100	$93	$200	$188
Maintenance capital	(3)	(2)	(6)	(4)

Adjusted funds from operations (AFFO)	97	91	194	184

Return on rate base(1),(2)	11%	11%	11%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distribution operation.

For the three months ended June 30, 2016, our utilities segment generated FFO of $100 million, compared with $93 million for the same period in the prior year. Current period results benefitted from strong connection activity at our UK regulated distribution business, inflation indexation and capital commissioned into rate base, partially offset by the impact of foreign exchange and the sale of our New England electricity transmission operation in the third quarter of 2015.

The following table presents our utilities segment’s proportionate share of financial results:

	For the three-month		For the six-month
	period ended June 30		period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Revenues	$176	$172	$341	$340
Cost attributable to revenues	(42)	(44)	(73)	(82)

Adjusted EBITDA	134	128	268	258
Interest expense	(35)	(36)	(70)	(72)
Other income	$1	1	$2	2

Funds from operations (FFO)	100	93	200	188
Depreciation and amortization	(40)	(39)	(78)	(77)
Deferred taxes and other items	(34)	(23)	(53)	(31)

Net income	$26	$31	$69	$80

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month		For the six-month		For the three-month		For the six-month
	period ended June 30		period ended June 30		period ended June 30		period ended June 30
	2016	2015	2016	2015	2016	2015	2016	2015
Regulated Distribution	$63	$53	$126	$106	$52	$42	$104	$84
Electricity Transmission	33	35	66	72	26	28	52	58
Regulated Terminal	38	40	76	80	22	23	44	46

Total	$134	$128	$268	$258	$100	$93	$200	$188

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our regulated distribution operations generated Adjusted EBITDA and FFO in the current quarter of $63 million and $52 million, respectively, versus $53 million and $42 million, respectively, in the comparative period. This increase was primarily attributable to stronger performance at our UK regulated distribution business that benefitted from a larger rate base, inflation indexation, higher connection activity and the contribution from our smart meter program.

In the second quarter of 2016, our electricity transmission operations reported Adjusted EBITDA and FFO of $33 million and $26 million, respectively, versus $35 million and $28 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased compared to the prior year as the impact of inflation indexation and additions to our rate base were more than offset by the impact of foreign exchange and the sale of our New England electricity transmission business in August 2015.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $38 million and $22 million, respectively, for the current quarter, versus $40 million and $23 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased from the prior year as the benefits from inflation indexation and additions to rate base were more than offset by the impact of foreign exchange as our hedged rate declined compared to the prior year.

Depreciation and amortization expense for the period was $40 million, a $1 million increase from the prior period, as the impact of additions to our regulated asset base and higher asset values from our annual revaluation process were offset by the impact of foreign exchange.

Deferred taxes and other items for the period were a loss of $34 million compared to a loss of $23 million for the same period in 2015. The variance is due to higher mark-to-market losses on hedging items at our UK regulated distribution operation and inflation indexation on our Chilean peso denominated debt at our South American electricity transmission operation.

Transport Operations

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by regulated or long-term contracts.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Our transport segment is comprised of the following:

Rail

•	Sole provider of rail network in Southwestern Australia with approximately 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in South America

Toll Roads

•	Approximately 3,600 kilometres of motorways in Brazil, Chile, Peru, and India

Ports

•	33 terminals in North America, the UK and across Europe

Q2 2016 INTERIM REPORT    39

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three-month		For the six-month
	period ended June 30		period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Growth capital expenditures	$52	$73	$107	$134
Adjusted EBITDA margin(1)	51%	49%	50%	48%
Funds from operations (FFO)	102	104	196	200
Maintenance capital	(20)	(18)	(35)	(35)

Adjusted funds from operations (AFFO)	$82	$86	$161	$165

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

For the three months ended June 30, 2016, our transport segment generated FFO of $102 million compared to $104 million for the same period in the prior year. Current period results benefitted from inflationary tariff increases at our rail and toll road operations, higher volumes at our rail logistics business in Brazil, higher light vehicle traffic on Chilean toll roads and contribution from our recent investment in India. These positive results were more than offset by the impact of foreign exchange, lower vehicle traffic on Brazilian toll roads and the impact of the relief package provided to our largest iron ore customer in Australia.

The following table presents our transport platform’s proportionate share of financial results:

	For the three-month		For the six-month
	period ended June 30		period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Revenues	$291	$294	$560	$585
Cost attributable to revenues	(144)	(151)	(281)	(303)

Adjusted EBITDA	147	143	279	282
Interest expense	(40)	(35)	(74)	(75)
Other expenses	(5)	(4)	(9)	(7)

Funds from operations (FFO)	102	104	196	200
Depreciation and amortization	(60)	(56)	(114)	(110)
Deferred taxes and other items	85	(14)	74	(20)

Net income	$127	$34	$156	$70

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
	2016	2015	2016	2015	2016	2015	2016	2015
Rail	$74	$78	$144	$148	$58	$61	$112	$115
Toll Roads	55	43	99	91	32	28	59	56
Ports	18	22	36	43	12	15	25	29

Total	$147	$143	$279	$282	$102	$104	$196	$200

Our rail operations generated Adjusted EBITDA and FFO of $74 million and $58 million, respectively, compared to $78 million and $61 million, respectively, in the comparative period. Adjusted EBITDA and FFO benefitted from higher agricultural volumes and increased tariffs in South America which were more than offset by the impact of the relief package provided to our largest iron ore customer in Australia and foreign exchange.

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In the current quarter, our toll roads contributed Adjusted EBITDA and FFO of $55 million and $32 million, respectively, compared to Adjusted EBITDA and FFO of $43 million and $28 million, respectively, in the comparative period. The current period Adjusted EBITDA and FFO benefitted from a 10% increase in average tariffs, increased ownership in our Brazilian operation, strong light vehicle traffic on Chilean toll roads and contribution from our recent investment in India. These positive results were partially offset by lower vehicle traffic in Brazil and the impact of foreign exchange.

Our port operations reported Adjusted EBITDA and FFO of $18 million and $12 million, respectively, for the current quarter, compared to Adjusted EBITDA and FFO of $22 million and $15 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus the prior year primarily from the loss of a bulk commodity customer at our UK port operation, lower volumes at our European port operations and the impact of foreign exchange.

Depreciation and amortization expense for the period was $60 million compared to $56 million for the same period in 2015. Increases in depreciation expense from acquisitions during the past 12 months, additions to our regulated asset base and higher asset values as a result of our annual revaluation process were partially offset by the impact of foreign exchange.

Deferred taxes and other items for the period were a gain of $85 million compared to a loss of $14 million for the same period in 2015. The increase is predominantly associated with the $98 million gain recorded on the privatization of our Brazilian toll road operations in May 2016 along with our partner in the business, representing the excess of our share of the fair value of net assets acquired above the consideration paid.

Energy Operations

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy operations. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Our energy segment is comprised of the following:

Energy Transmission, Distribution and Storage

•	Approximately 15,000 kilometres of natural gas transmission pipelines

•	600 billion cubic feet (“bcf”) of natural gas storage in the U.S. and Canada

District Energy

•

Delivers 2,870,000 pounds per hour of heating and 255,000 tons of cooling capacity to North American customers, as well as in Australia where we provide heating, cooling and distributed water and sewage services to 1,800 customers

Q2 2016 INTERIM REPORT    41

Results of Operations

The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Growth capital expenditures	$19	$9	$33	$13
Adjusted EBITDA margin(1)	57%	49%	57%	48%
Funds from operations (FFO)	43	23	83	51
Maintenance capital	(15)	(12)	(20)	(16)

Adjusted funds from operations (AFFO)	$28	$11	$63	$35

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

For the three months ended June 30, 2016, our energy segment generated FFO of $43 million compared to $23 million for the same period in the prior year due to increased ownership interest and a reduction in interest expense, both associated with our North American natural gas transmission business, and the commissioning of several organic growth industries in our district energy operations.

The following table presents our energy segment’s proportionate share of financial results:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Revenues	$116	$84	$242	$178
Cost attributable to revenues	(50)	(43)	(104)	(92)

Adjusted EBITDA	66	41	138	86
Interest expense	(23)	(19)	(56)	(36)
Other income	—	1	1	1

Funds from operations (FFO)	43	23	83	51
Depreciation and amortization	(31)	(12)	(60)	(22)
Deferred taxes and other items	(2)	(9)	(3)	(10)

Net income	$10	$2	$20	$19

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA				FFO
	For the three-month period ended June 30		For the three-month period ended June 30		For the three-month period ended June 30		For the three-month period ended June 30
	2016	2015	2016	2015	2016	2015	2016	2015
Energy Transmission, Distribution & Storage	$54	$30	$114	$65	$32	$13	$62	$33
District Energy	12	11	24	21	11	10	21	18

Total	$66	$41	$138	$86	$43	$23	$83	$51

Our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $54 million and $32 million, respectively, versus $30 million and $13 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year as a result of our increased ownership and interest savings associated with de-leveraging our North American natural gas transmission operation and a better spread environment at our gas storage businesses.

Our district energy business contributed Adjusted EBITDA and FFO of $12 million and $11 million, respectively, for the second quarter of 2016, versus $11 million and $10 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of a higher number of in-place connections and two tuck-in acquisitions completed in our Australian business in the second half of 2015.

42    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Depreciation and amortization expense was $31 million for the current quarter, up from $12 million in the comparative period. The increase is primarily due to additional depreciation as a result of our annual revaluation process, tuck-in acquisitions within our district energy business and increased ownership in our North American natural gas transmission business.

Deferred taxes and other items for the period were a loss of $2 million compared to a loss of $9 million for the same period in 2015. The $7 million variance is primarily due to a recovery of deferred taxes which benefitted results at our North American gas storage and district energy businesses in the current period.

Communications Infrastructure Operations

Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecom customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations generate stable, inflation linked cash flows underpinned by long-term contracts (typically 10 years in telecom and five years in broadcasting) with large, prominent customers in France.

Results of Operations

The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Growth capital expenditures	$6	$5	$11	$5
Adjusted EBITDA margin(1)	58%	52%	53%	52%
Funds from operations (FFO)	19	20	38	20
Maintenance capital	(3)	(2)	(5)	(2)

Adjusted funds from operations (AFFO)	$16	$18	$33	$18

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

The following table presents our communications infrastructure segment’s proportionate share of financial results:

For the three months ended June 30, 2016, our communications infrastructure segment generated FFO of $19 million versus $20 million in the prior year. FFO decreased relative to the prior year as a result of higher interest costs associated with the long-term financing put in place during the first half of 2016.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Revenues	$40	$42	$83	$42
Cost attributable to revenues	(17)	(20)	(39)	(20)

Adjusted EBITDA	23	22	44	22
Interest expense	(3)	(2)	(5)	(2)
Other expenses	(1)	—	(1)	—

Funds from operations (FFO)	19	20	38	20
Depreciation and amortization	(19)	(16)	(38)	(16)
Deferred taxes and other items	—	1	2	1

Net income	$—	$5	$2	$5

Q2 2016 INTERIM REPORT    43

For the three months ended June 30, 2016, our communications infrastructure segment generated Adjusted EBITDA and FFO of $23 million and $19 million, respectively, versus $22 million and $20 million, respectively, in the prior year. Adjusted EBITDA increased compared to the prior year from the benefit of inflation indexation which was partially offset by the impact of foreign exchange. FFO decreased compared to the prior year as a result of higher interest costs associated with the long-term financing put in place over the past 12 months.

Depreciation and amortization expense was $19 million for the current quarter, up from $16 million in the comparative period. The increase is primarily due to higher asset values as a result of our annual revaluation process.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
General and administrative costs	$(2)	$(2)	$(4)	$(4)
Base Management Fee	(38)	(33)	(73)	(65)

Adjusted EBITDA	(40)	(35)	(77)	(69)
Other income	18	10	47	15
Financing costs	(12)	(7)	(23)	(11)

Funds from operations (FFO)	(34)	(32)	(53)	(65)
Deferred taxes and other items	27	(22)	40	41

Net loss	$(7)	$(54)	$(13)	$(24)

General and administrative costs for the period ended June 30, 2016 were in-line with prior year at $2 million.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee increased from prior year due to a larger market capitalization from capital raised throughout 2015 to fund new investments and a higher unit price.

Other income includes interest and distribution income earned on corporate financial assets, in addition to realized gains on corporate financial assets. The increase during the quarter ended June 30, 2016 versus the comparative period is primarily due to investments in higher yielding financial assets made in the past 12 months.

Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium term notes, less interest earned on cash balances. Financing costs increased year-over-year due to higher borrowings used to finance new investments.

Deferred taxes and other expenses for the three months ended June 30, 2016 were a gain of $27 million compared to a $22 million loss for the same period in 2015. Both the current and comparative period consist primarily of revaluation items relating to foreign exchange hedging activities at the corporate level. The gains recognized in the current period are the result of higher hedged rates on various currency contracts we had in place relative to spot rates at period end.

44    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2016	2015	2016	2015
Funds from operation (FFO)	$230	$208	$464	$394
Per unit FFO(1)	1.00	0.91	2.02	1.80
Distributions per unit	0.57	0.53	1.14	1.06
Payout ratio(2)	66%	67%	66%	68%
Adjusted funds from operations (AFFO)(3)	189	174	398	337

1.	Average units outstanding during the three month periods of 230.1 million (2015: 210.1 million for period).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions and preferred units) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

For the three month period ended June 30, 2016 we recorded FFO of $230 million ($1.00 per unit) compared to FFO of $208 million ($0.91 per unit) in the prior year. Results increased by 10% on a per unit basis compared to 2015, as organic growth across most of our businesses and incremental earnings on capital that we deployed over the past year more than offset the impact of weakening foreign currencies against the U.S. dollar. Our payout ratio is 66%, which is within our long-term target range of 60-70%.

The following tables present selected statements of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Statements of Operating Results	2016	2015	2016	2015
Net income (loss) by segment
Utilities	$26	$31	$69	$80
Transport	127	34	156	70
Energy	10	2	20	19
Communications Infrastructure	—	5	2	5
Corporate and other	(7)	(54)	(13)	(24)

Net income	$156	$18	$234	$150

Adjusted EBITDA by segment
Utilities	$134	$128	$268	$258
Transport	147	143	279	282
Energy	66	41	138	86
Communications Infrastructure	23	22	44	22
Corporate and other	(40)	(35)	(77)	(69)

Adjusted EBITDA	$330	$299	$652	$579

FFO by segment
Utilities	$100	$93	$200	$188
Transport	102	104	196	200
Energy	43	23	83	51
Communications Infrastructure	19	20	38	20
Corporate and other	(34)	(32)	(53)	(65)

FFO	$230	$208	$464	$394

Q2 2016 INTERIM REPORT    45

US$ MILLIONS	As of
Statements of Financial Position	June 30, 2016	December 31, 2015
Total assets by segment
Utilities	$4,729	$4,723
Transport	6,472	5,338
Energy	2,553	2,744
Communications Infrastructure	853	824
Corporate and other	(269)	(196)

Total assets	$14,338	$13,433

Net debt by segment
Utilities	$2,787	$2,721
Transport	2,524	2,118
Energy	1,330	1,735
Communications Infrastructure	407	386
Corporate and other	1,736	1,094

Net Debt	$8,784	$8,054

Partnership capital by segment
Utilities	$1,942	$2,002
Transport	3,948	3,220
Energy	1,223	1,009
Communications Infrastructure	446	438
Corporate and other	(2,005)	(1,290)

Partnership capital	$5,554	$5,379

CAPITAL RESOURCES AND LIQUIDITY

We maintain sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at June 30, 2016 and December 31, 2015 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was approximately $2.5 billion at June 30, 2016 and was comprised of the following:

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Corporate cash and cash equivalents	$502	$286
Committed corporate credit facility	1,975	1,875
Subordinate corporate credit facility	500	—
Draws on corporate credit facility	(1,194)	(407)
Commitments under corporate credit facility	(77)	(83)
Proportionate cash retained in businesses	349	257
Proportionate availability under subsidiary credit facilities	409	472

Total liquidity	$2,464	$2,400

46    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of June 30, 2016, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2016	2017	2018	2019	2020	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$309	$97	$—	$290	$1,542	$2,238

Total recourse borrowings	4	—	309	97	—	290	1,542	2,238

Non-recourse borrowing(1)
Utilities
Regulated Distribution	10	—	—	—	—	126	878	1,004
Electricity Transmission	11	90	12	5	6	6	693	812
Regulated Terminal	6	—	—	—	52	158	801	1,011

	9	90	12	5	58	290	2,372	2,827
Transport
Rail	7	6	18	25	25	99	854	1,027
Toll Roads	9	216	166	99	112	77	740	1,410
Ports	5	13	49	179	10	11	81	343

	8	235	233	303	147	187	1,675	2,780
Energy
Energy Transmission, Distribution & Storage	6	—	649	—	275	—	229	1,153
District Energy	12	6	32	2	2	2	161	205

	7	6	681	2	277	2	390	1,358
Communications Infrastructure
European Telecommunications Infrastructure Operations	7	—	—	39	—	65	328	432

	7	—	—	39	—	65	328	432
Total non-recourse borrowings(1)	8	331	926	349	482	544	4,765	7,397

Total borrowings(2)	8	331	1,235	446	482	834	6,307	9,635

Cash retained in businesses
Utilities								$40
Transport								256
Energy								28
Communications Infrastructure								25
Corporate								502

Total cash retained								$851

Net debt
Utilities								$2,787
Transport								2,524
Energy								1,330
Communications Infrastructure								407
Corporate								1,736

Total net debt								$8,784

Total net debt		3%	13%	5%	5%	9%	65%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of June 30, 2016, approximately 26% of total borrowings has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 16% of total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 15% of our total borrowings, inclusive of the impact of interest rate swaps.

Q2 2016 INTERIM REPORT    47

Our debt has an average term of eight years. On a proportionate basis, our net debt-to-capitalization ratio as of June 30, 2016 was 61%. The weighted average cash interest rate is 5.1% for the overall business (June 30, 2015: 5.8%), in which our utilities, transport, energy, communications infrastructure and corporate segments were 4.1%, 7.4%, 7.4%, 2.6% and 2.6%, respectively (June 30, 2015: 5.4%, 6.5%, 6.8%, 2.2% and 3.3%, respectively).

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2016	December 31, 2015
Consolidated debt	$8,948	$7,232
Add: proportionate share of borrowings of investments in associates:
Utilities	674	643
Transport	1,084	764
Energy	1,148	1,462
Communications Infrastructure	432	423
Add: proportionate share of debt directly associated with assets held for sale	116	206
Less: borrowings attributable to non-controlling interest	(2,252)	(1,662)
Premium on debt and cross currency swaps	(515)	(471)

Proportionate debt	$9,635	$8,597

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as of June 30, 2016:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$752	$457	$167	$11	$117
Interest-bearing liabilities(1)	11,129	347	809	2,486	7,487
Finance lease liabilities	—	—	—	—	—
Other long-term liabilities	278	13	111	—	154

	$12,159	$817	$1,087	$2,497	$7,758

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $288 million, $290 million, $773 million and $918 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of June 30, 2016, this fee is estimated to be approximately $152 million per year based on our current capitalization and unit price.

An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.

FINANCIAL INSTRUMENTS – FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economical to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

48    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our hedged position in foreign currencies as of June 30, 2016:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR
Net equity investment – US$	$(153)	$2,265	$1,016	$1,368	$133	$57	$629	$62	$135	$42
FX contracts – US$	4,100	(2,265)	(1,016)	(180)	—	(57)	(582)	—	—	—

Net unhedged – US$	$3,947	$—	$—	$1,188	$133	$—	$47	$62	$135	$42

% of equity investment hedged	N/A	100%	100%	13%	—%	100%	93%	—%	—%	—%

At June 30, 2016, we had hedges in place equal to approximately 71% of our net equity investment in foreign currencies. For the three month period ended June 30, 2016, we recorded gains in comprehensive income of $120 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Funds from operations (FFO)	$230	$208	$464	$394
Maintenance capital	(41)	(34)	(66)	(57)

Funds available for distribution (AFFO)	189	174	398	337
Distributions paid	(153)	(140)	(306)	(266)

Funds available for reinvestment	36	34	92	71

Growth capital expenditures	(173)	(154)	(374)	(271)
Asset level debt funding of growth capex	92	94	214	164
Project level repayments	—	(108)	(7)	(242)
New investments, net of disposals	(502)	(34)	(519)	(486)
Draws (repayments) on corporate credit facility	636	(373)	787	(246)
Partnership unit issuances, net of repurchases	2	950	5	950
Proceeds from debt issuance	—	—	—	360
Proceeds from preferred shares issuance	—	—	—	96
Changes in working capital and other	(15)	(16)	110	(10)

Change in proportionate cash	76	393	308	386
Opening, proportionate cash	775	690	543	697

Closing, proportionate cash	$851	$1,083	$851	$1,083

The following table presents the components of growth capital expenditures by operating platform:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Growth capital expenditures by segment
Utilities	$96	$67	$223	$119
Transport	52	73	107	134
Energy	19	9	33	13
Communications infrastructure	6	5	11	5

	$173	$154	$374	$271

Q2 2016 INTERIM REPORT    49

Growth capital expenditures for the three months ended June 30, 2016 were $173 million, an increase of $19 million or 12% versus the same period in 2015. The increase in growth capital expenditure is associated with higher connections activity and our investment in our smart meter program at our UK regulated distribution business, higher additions to our rate base at our South American electricity transmission system and capital deployed at our Australian district energy business. These items were partially offset by the depreciation of most foreign currencies versus the U.S. dollar relative to the prior year.

The following table presents the components of maintenance capital expenditures by operating platform:

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2016	2015	2016	2015
Maintenance capital expenditures by segment
Utilities	$3	$4	$3	$2	$6	$4
Transport	23	25	20	18	35	35
Energy	15	18	15	12	20	16
Communications Infrastructure	1	3	3	2	5	2

	$42	$50	$41	$34	$66	$57

We estimate annual maintenance capital expenditures to be $10-15 million, $90-100 million and $60-70 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $165-195 million. For the quarter, our maintenance capital expenditures were in-line with the lower end of our quarterly estimated range.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding in the Holding LP was comprised of the following:

	As of
	June 30, 2016	December 31, 2015
Redeemable Partnership Units, held by Brookfield	66,841,266	66,841,266
General Partnership Units	1,066,928	1,066,928
Limited Partnership Units	162,277,470	162,163,205

Total	230,185,664	230,071,399

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit.

To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitled the special limited partner to 25% of incremental distributions above this threshold. During the three and six months ended June 30, 2016, an incentive distribution of $19 million and $38 million, respectively, was paid to the general partner (for the three and six months ended June 30, 2015: $17 million, and $32 million, respectively).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated interim and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

50    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2016 (2015: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $38 million and $73 million for the three and six months ended June 30, 2016 ($33 million and $65 million for the three and six months ended June 30, 2015).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred limited partnership units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2016, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million and less than $1 million for the three and six months ended June 30, 2016 (less than $1 million and less than $1 million for the three and six months ended June 30, 2015).

Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly owned subsidiary of Brookfield. For the three and six months ended June 30, 2016, revenues of less than $1 million were generated (2015: less than $1 million) and expenses of less than $1 million were incurred (2015: less than $1 million).

Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of the partnership and certain subsidiaries. During the three and six months ended June 30, 2016, Brookfield Infrastructure paid less than $1 million for these services (2015: less than $1 million).

OFF-BALANCE SHEET ARRANGEMENTS:

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As of June 30, 2016, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $77 million (December 31, 2015: $83 million).

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

Q2 2016 INTERIM REPORT    51

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense, because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditure Management uses AFFO as a measure of long-term sustainable cash flow capital expenditures.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Net income attributable to partnership(1)	$156	$18	$234	$150
Add back or deduct the following:
Depreciation and amortization	150	123	290	225
Deferred income taxes	(11)	—	(13)	8
Mark-to-market on hedging items and other	(65)	67	(47)	11

FFO	230	208	464	394
Maintenance capital expenditures	(41)	(34)	(66)	(57)

AFFO	$189	$174	$398	$337

1.	Includes net income attributable to non-controlling interests – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

52    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The difference between net income and FFO is primarily attributable to depreciation and amortization, mark-to-market on hedging items and valuation losses during the period.

The following table reconciles FFO per unit to the most directly comparable IFRS measure, which is earnings per limited partnership unit. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2016	2015	2016	2015
Earnings per limited partnership unit	$0.59	$0.01	$0.84	$0.55
Add back or deduct the following:
Depreciation and amortization	0.65	0.54	1.26	1.03
Deferred income taxes	(0.05)	—	(0.06)	0.04
Mark-to-market on hedging items and other	(0.19)	0.36	(0.02)	0.18

FFO per unit	$1.00	$0.91	$2.02	$1.80

Reconciliation of Operating Segments

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (‘‘CODM’’) in assessing performance and in making resource allocation decisions are funds from operations (‘‘FFO’’) and earnings before interest, tax, depreciation and amortization (‘‘adjusted EBITDA’’), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See ‘‘Discussion of Segment Reconciling Items’’ on page 55 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$176	$291	$116	$40	$—	$623	$(311)	$150	$462
Costs attributed to revenues	(42)	(144)	(50)	(17)	—	(253)	154	(99)	(198)
General & administrative expenses	—	—	—	—	(40)	(40)	—	—	(40)

Adjusted EBITDA	134	147	66	23	(40)	330	(157)	51
Other income (expense)	1	(5)	—	(1)	18	13	6	(4)	15
Interest expense	(35)	(40)	(23)	(3)	(12)	(113)	43	(31)	(101)

FFO	100	102	43	19	(34)	230	(108)	16
Depreciation and amortization	(40)	(60)	(31)	(19)	—	(150)	78	(36)	(108)
Deferred taxes	(2)	4	2	4	3	11	(8)	4	7
Mark-to-market on hedging items and other	(32)	81	(4)	(4)	24	65	(68)	19	16
Share of earnings from associates	—	—	—	—	—	—	106	—	106
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(3)	(3)

Net income (loss) attributable to partnership(2)	$26	$127	$10	$—	$(7)	$156	$—	$—	$156

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

Q2 2016 INTERIM REPORT    53

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$172	$294	$84	$42	—	$592	$(274)	$148	$466
Costs attributed to revenues	(44)	(151)	(43)	(20)	—	(258)	145	(84)	(197)
General & administrative expenses	—	—	—	—	(35)	(35)	—	—	(35)

Adjusted EBITDA	128	143	41	22	(35)	299	(129)	64
Other income (expense)	1	(4)	1	—	10	8	3	—	11
Interest expense	(36)	(35)	(19)	(2)	(7)	(99)	35	(29)	(93)

FFO	93	104	23	20	(32)	208	(91)	35
Depreciation and amortization	(39)	(56)	(12)	(16)	—	(123)	54	(32)	(101)
Deferred taxes	(3)	1	(1)	1	2	—	(3)	5	2
Mark-to-market on hedging items and other	(20)	(15)	(8)	—	(24)	(67)	20	(1)	(48)
Share of earnings from associates	—	—	—	—	—	—	20	—	20
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(7)	(7)

Net income (loss) attributable to partnership(2)	$31	$34	$2	$5	$(54)	$18	$—	$—	$18

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$341	$560	$242	$83	$—	$1,226	$(604)	$294	$916
Costs attributed to revenues	(73)	(281)	(104)	(39)	—	(497)	300	(203)	(400)
General & administrative expenses	—	—	—	—	(77)	(77)	—	—	(77)

Adjusted EBITDA	268	279	138	44	(77)	652	(304)	91
Other income (expense)	2	(9)	1	(1)	47	40	8	(2)	46
Interest expense	(70)	(74)	(56)	(5)	(23)	(228)	90	(58)	(196)

FFO	200	196	83	38	(53)	464	(206)	31
Depreciation and amortization	(78)	(114)	(60)	(38)	—	(290)	153	(71)	(208)
Deferred taxes	(8)	6	5	6	4	13	(10)	9	12
Mark-to-market on hedging items and other	(45)	68	(8)	(4)	36	47	(47)	44	44
Share of earnings from associates	—	—	—	—	—	—	110	—	110
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(13)	(13)

Net income (loss) attributable to partnership(2)	$69	$156	$20	$2	$(13)	$234	$—	$—	$234

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials(1)
Revenues	$340	$585	$178	$42	$—	$1,145	$(510)	$297	$932
Costs attributed to revenues	(82)	(303)	(92)	(20)	—	(497)	269	(172)	(400)
General & administrative expenses	—	—	—	—	(69)	(69)	—	—	(69)

Adjusted EBITDA	258	282	86	22	(69)	579	(241)	125
Other income (expense)	2	(7)	1	—	15	11	5	(2)	14
Interest expense	(72)	(75)	(36)	(2)	(11)	(196)	71	(58)	(183)

FFO	188	200	51	20	(65)	394	165	65
Depreciation and amortization	(77)	(110)	(22)	(16)	—	(225)	92	(63)	(196)
Deferred taxes	(16)	3	—	1	4	(8)	(1)	8	(1)
Mark-to-market on hedging items and other items	(15)	(23)	(10)	—	37	(11)	37	13	39
Share of earnings from associates	—	—	—	—	—	—	37	—	37
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(23)	(23)

Net income (loss) attributable to partnership(2)	$80	$70	$19	$5	$(24)	$150	$—	$—	$150

54    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,729	$6,472	$2,553	$853	$(269)	$14,338	$(2,943)	$5,592	$3,456	$20,443

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(63)	$(43)	$(23)	$—	$(157)
Attribution to non-controlling interest	39	23	15	—	(26)	51

Adjusted EBITDA	11	(40)	(28)	(23)	(26)	(106)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	19	20	4	—	49
Attribution to non-controlling interest	(14)	(14)	(6)	—	(1)	(35)

FFO	3	(35)	(14)	(19)	(27)	(92)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	22	44	23	19	—	108
Attribution to non-controlling interest	(25)	(9)	(9)	—	27	(16)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Q2 2016 INTERIM REPORT    55

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(59)	$—	$(22)	$—	$(109)
Attribution to non-controlling interest	42	17	13	—	(8)	64
Discontinued operations	—	—	(20)	—	—	(20)

Adjusted EBITDA	14	(42)	(7)	(22)	(8)	(65)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	15	—	2	—	23
Attribution to non-controlling interest	(16)	(8)	(5)	—	—	(29)
Discontinued operations	—	—	15	—	—	15

FFO	4	(35)	3	(20)	(8)	(56)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	22	44	—	—	—	86
Attribution to non-controlling interest	(26)	(9)	(8)	20	8	(35)
Discontinued operations	—	—	5	—	—	5

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(56)	$(112)	$(92)	$(44)	$—	$(304)
Attribution to non-controlling interest	77	41	31	—	(58)	91

Adjusted EBITDA	21	(71)	(61)	(44)	(58)	(213)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	12	33	47	6	—	98
Attribution to non-controlling interest	(27)	(23)	(11)	—	1	(60)

FFO	6	(61)	(25)	(38)	(57)	(175)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	44	79	45	38	—	206
Attribution to non-controlling interest	(50)	(18)	(20)	—	57	(31)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

56    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(59)	$(117)	$—	$(22)	$—	$(198)
Attribution to non-controlling interest	84	33	26	—	(18)	125
Discontinued operations	—	—	(43)	—	—	(43)

Adjusted EBITDA	25	(84)	(17)	(22)	(18)	(116)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	13	32	—	2	—	47
Attribution to non-controlling interest	(32)	(16)	(12)	—	—	(60)
Discontinued operations	—	—	29	—	—	29

FFO	6	(68)	—	(20)	(18)	(100)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	46	85	—	20	—	151
Attribution to non-controlling interest	(52)	(17)	(14)	—	18	(65)
Discontinued operations	—	—	14	—	—	14

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates and joint ventures increased compared to the second quarter of 2015 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the increased investment in our Brazilian toll road operation and our North American natural gas transmission operation were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

Attribution to non-controlling interest decreased compared to the second quarter of 2015 as contributions from acquisitions completed over the past 12 months were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the U.S. dollar relative to the prior year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 6. The fair value of the partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2015 and 2014. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

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Impairment of goodwill and intangibles with indefinite lives

The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value in use or fair value less costs of disposal of the cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Recently adopted accounting standard amendments

Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these amendments on the partnership’s accounting policies and disclosures are as follows:

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure’s interim condensed and consolidated financial statements.

Standards issued not yet adopted

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases (“IFRS 16”)

The IASB has published a new standard, IFRS 16. The new standard brings most leases on balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

58    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the six months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were controls over financial reporting at Rutas de Lima S.A.C, for which control was acquired on June 28, 2016, Peak Infrastructure Partners Limited, for which control was acquired on March 1, 2016 and Tunel San Cristobal, for which control was acquired on July 8, 2015. The financial statements of these entities constitute 9% of total assets, 9% of net assets, 2% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the six month period ending June 30, 2016.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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